Mail Stop 3561

May 27, 2009

Ms. Melissa D. Smith
Chief Financial Officer
97 Darling Avenue
South Portland, Maine 04106

    **Re: Wright Express Corporation
           Form 10-K for the year ended December 31, 2008
           Filed February 27, 2009
           File No. 001-32426**

Dear Ms. Smith:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

           Sincerely,

           Linda Cvrkel
           Branch Chief

VIA FACSIMILE
(207) 523-7797